

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 1, 2007

via U.S. mail and facsimile

Howard N. Feist III, Chief Financial Officer
Congoleum Corporation
3500 Quakerbridge Road
PO Box 3127
Mercerville, NJ 08619-0127

> **RE: Congoleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 1-13612**

Dear Mr. Feist:

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 17 Asbestos Liabilities, page 70

Asbestos Liability

1. In our previous letter we asked you why you had not recorded a liability for
    asbestos claims by claimants not determined under the claimant agreement and
    unasserted future claims. You believe that you are unable to develop a reasonable
    estimate for such claims because you lack certain data. However, expert witnesses
    have testified that estimates of future claims could be in the range of $40 million
    to $1.4 billion.

    SFAS 5 requires that a loss contingency be recorded if it is both probable and
    estimable.

    You have referred to paragraph 59 of SFAS 5 to support your view that no accrual
    is required. We remind you that condition (b) in paragraph 8, that "the amount of
    loss can be reasonably estimated," should not delay accrual of a loss until only a
    single amount can be reasonably estimated. When condition (a) in paragraph 8 is
    met, i.e., "it is probable that an asset had been impaired or a liability had been
    incurred," and information available indicates that the estimated amount of loss is
    within a range of amounts, it follows that some amount of loss has occurred and
    can be reasonably estimated.

When condition (a) in paragraph 8 is met and the reasonable estimate of the loss is a range, condition (b) in paragraph 8 is met and an amount should be accrued for the loss. When an amount within the range appears to be a better estimate than any other amount within the range, that amount shall be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range shall be accrued. Even though the minimum amount in the range is not necessarily the amount of loss that will be ultimately determined, it is not likely that the ultimate loss will be less than the minimum amount. For more guidance on this issue see *FASB Interpretation No.14 Reasonable Estimation of the Amount of a Loss.*

Considering this guidance, and because you have information available that indicates that the estimated amount of loss is within a range, it is unclear to us why you have not recorded at least $40 million as the low estimate in a range. However, you as management are in the best position to determine the distinction in guidance provided by both paragraph 59 of SFAS 5 and FIN 14. We assume that based on this guidance you continue to believe that even a minimum amount can not be reasonably estimated. We urge you to carefully consider this guidance and if in future periods you believe that you can make a reasonable estimate that you record the appropriate accrual.

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Hartz
Senior Assistant Chief Accountant